UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2018

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cancer Genetics, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

201 Route 17 North, 2nd Floor

Address of Principal Executive Office (Street and Number)

Rutherford, NJ 07070

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cancer Genetics, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the “10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings. The delay is due to the primarily to the three factors described below.

First, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 21, 2018, on September 18, 2018, the Company entered into an Agreement and Plan of Merger providing for a merger (the “Merger”) with NovellusDx Ltd (“NDX”). The Merger and related transactions are subject to a number of closing conditions, including approval thereof by the stockholders of the Company and NDX, and significant management time and resources have been diverted from the Company’s normal process of preparing the Form 10-Q in order to prepare for the Merger, including the need to also work on preparing the registration statement on Form S-4, including a proxy statement/prospectus (which is not yet ready to be filed), to be utilized to seek such consents.

Second, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2018, on July 17, 2018, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued a convertible promissory note (the “Note”) to an institutional accredited investor in the initial principal amount of $2,625,000. Further, on September 18, 2018, in connection with the proposed Merger, the Company entered into a Credit Agreement (the “Credit Agreement”) with NDX, pursuant to which NDX agreed to loan the Company up to $2,300,000, on terms that include the potential conversion of the outstanding amount thereunder to Company common stock. As a result of the Note and the Credit Agreement, the Company and its advisers have spent significant time finalizing the appropriate accounting treatment of these two financings, both of which were signed during the quarter ended September 30, 2018.

Finally, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on November 14, 2018, the Company’s Chief Accounting Officer, Igor Gitelman, notified the Company of his resignation on November 7, 2018, which was effective immediately, and agreed to stay with the Company until November 16, 2018. In addition, the Company is announcing, on November 14, 2018, that it has appointed M. Glenn Miles as Chief Financial Officer, effective November 26, 2018.

As a result of the foregoing, the Company cannot, without unreasonable effort or expense, file the Form 10-Q on or prior to the original due date. The Company anticipates that it will be able to file the Form 10-Q within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John A. Roberts	(201)	528-9200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that, when filed, the 10-Q will reflect decreases in revenue and gross profit, and increases in loss from operations and net loss, compared to the corresponding period for the prior fiscal year. However, the Company is not able to finalize such estimated results at this time due to the ongoing analysis and review of the Company’s financial statements, as described above.

Cancer Genetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2018	By:	/s/ John A. Roberts
John A. Roberts
		Title:	President and Chief Executive Officer